Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

April 14, 2015

VIA EMAIL AND EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 17, 2015
File No. 333-200458

Dear Ms. Ravitz:

This letter is in response to verbal comments received by Viveve Medical, Inc., a Yukon Territory corporation (the “Company”), and its corporate counsel during a telephone call with the Staff on April 3, 2015 (the “Staff’s Comments”), concerning Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-200458) filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2015 (the Registration Statement”).

In response to the Staff’s Comments, the Company proposes to make the following revisions to the Registration Statement as shown on the attached changed pages and described below:

1.     On page 48 of Amendment No. 4 under the heading “United States”, we have revised the disclosure of the results from the clinical studies conducted in the United States to clarify the meaning of the term “Statistically Significant.”

2.     On pages 7, 17, and 32 of Amendment No. 4, we have revised the disclosure to clarify that the Company has satisfied those certain OUS Clinical Trial enrollment milestones as required by the terms of that certain Loan and Security Agreement with Square 1 Bank.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

April 14, 2015

If you have any questions please do not hesitate to contact the undersigned at (408) 530-1900 x 204 or by email at sdurbin@viveve.com or Kevin Friedmann of Richardson & Patel, LLP at (310) 208-1182 or by email at kfriedmann@richardsonpatel.com or Melanie Figueroa at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,

VIVEVE MEDICAL, INC.

By:	/s/ Scott Durbin
Scott Durbin
Chief Financial Officer

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and file annual, quarterly and current reports and other information with the Commission. You can read our filings, including the registration statement of which this prospectus is a part, over the internet at the Commission’s website at www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facility. If you do not have internet access, requests for copies of such documents, which will be provided to you without charge, should be directed to Mr. Scott Durbin, our Chief Financial Officer, at Viveve Medical, Inc., 150 Commercial Street, Sunnyvale, California 94086; Tel: (408)-530-1900; e-mail: sdurbin@viveve.com.

Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents and are not necessarily complete. We refer you to the documents filed with the Commission for more information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Our Business

We are dependent upon the success of the Viveve System, which has a limited commercial history. If the Viveve System fails to gain or loses market acceptance, our business will suffer.

In 2012, we began marketing the Viveve System in Canada, Hong Kong and Japan, and we expect that sales of the Viveve System, including the single-use Viveve treatment tips, will account for substantially all of our revenue for the foreseeable future. The Viveve System may not significantly penetrate current or new markets, including the U.S. and elsewhere. If demand for the Viveve System does not increase as we anticipate, or if demand declines, our business, financial condition and results of operations will be harmed.

Performing clinical studies on, and collecting data from, the Viveve Treatment is inherently subjective, and we have limited data regarding the efficacy of the Viveve System. If future data is not positive or consistent with our prior experience, rates of physician adoption will likely be harmed.

We believe that in order to significantly grow our business, we will need to conduct future clinical studies of the effectiveness of the Viveve System. Clinical studies of vaginal laxity and sexual function are subject to a number of limitations. First, these studies do not involve objective standards for measuring the effectiveness of treatment. Subjective, patient reported outcomes are the most common method of evaluating effectiveness. As a result, clinical studies may conclude that a treatment is effective even in the absence of objective measures. Second, as with other non-invasive, energy-based devices, the effect of the Viveve Treatment varies from patient to patient and can be influenced by a number of factors, including the age, ethnicity and level of vaginal laxity and sexual function of the patient among other things.

Current published studies of the Viveve System conducted in the U.S. and Japan have investigated the tissue-tightening effect of Viveve’s monopolar RF technology using single-arm studies where all patients enrolled in the trial received the same treatment without comparison to randomized, blinded or controlled trials. Clinical studies designed in a randomized, blinded and controlled fashion represent the gold-standard in clinical trial design, which most effectively assess the efficacy of a product or therapy versus a placebo group. Future clinical studies, which may be required to drive physician adoption or support regulatory clearance or approval, may require randomized, blinded and controlled trial designs. In the fourth quarter of 2014, we initiated a new randomized, blinded and sham-controlled clinical trial in Europe and Canada designed to demonstrate the efficacy of the Viveve Treatment versus a sham controlled procedure for the treatment of vaginal introital laxity (the “OUS Clinical Trials”). (See discussion under the heading “Clinical Studies”.) A sham controlled treatment or procedure refers to a procedure performed as a control and that is similar to the treatment or procedure under investigation without the key therapeutic element being investigated.

Since we have not yet received the results of the Viveve Treatment under these trial design conditions, we cannot be certain that the outcomes will be positive. Negative outcomes would have a material, adverse impact on our business. For example, on September 30, 2014, we entered into a Loan and Security Agreement, as amended on February 19, 2015, with Square 1 Bank (the “Lender”) pursuant to which we received a term loan in the amount of $5 million, which is anticipated to be funded in 3 tranches. The first tranche of $2.5 million was provided to us on October 1, 2014. The second tranche of the term loan is equal to $1.5 million, of which $500,000 was provided to us on February 19, 2015 and $1 million was subject to (i) evidence acceptable to the Lender of at least 50% enrollment in the OUS Clinical Trial no later than March 9, 2015, which has been satisfied as of the date of this prospectus, and (ii) documentation or other evidence acceptable to the Lender of a prospective equity financing. On each of March 16, 2015 and April 6, 2015, we received an additional $500,000 in connection with a drawdown of funds from the second tranche, for a total of $1,500,000 received under the second tranche. The terms of the loan also require that the Company meet certain financial covenants and milestones in connection with the OUS Clinical Trial, including, but not limited to, (a) full enrollment as of March 31, 2015, (b) positive 3-month interim data as of April 15, 2015, subject to postponement until June 30, 2015 by the Lender upon achievement of certain other milestones under the loan, as amended, and (c) positive results from the trial as of January 31, 2016.  As of March 31, 2015, full enrollment of the OUS Clinical Trial has been achieved. The Company may receive up to $1 million in connection with the third tranche at any time during the period in which it has provided evidence to the Lender of positive 3-month interim results with respect to the OUS Clinical Trials until June 30, 2015. The failure to satisfy the conditions to draw down on the third tranche of the term loan, and an inability to renegotiate the terms of the loan with the Lender to permit a drawdown of the funds in the event such conditions are not satisfied could have a material adverse effect on the Company and its operations.

Clinical trials necessary to support a 510(k) or a PMA application will be expensive and will require the enrollment of large numbers of patients. Suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects.

The FDA has asked us to conduct an investigational device exemption, or IDE, study to support a future product submission for the Viveve System. Initiating and completing clinical trials necessary to support a 510(k) or a PMA application for the Viveve System, as well as other possible future product candidates, will be time consuming and expensive and the outcome is uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrollment of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risk or discomfort.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our product or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in clinical trials, the FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain the regulatory clearance or approval which would permit us to commercialize our products.

We do not have the ability to independently conduct the pre-clinical and clinical trials for our product, therefore we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct the trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or be able to successfully commercialize, our product on a timely basis, if at all. In that event, our business, operating results and prospects may be adversely affected.

The results of our clinical trials may not support our proposed product claims or may result in the discovery of adverse side effects. Furthermore, if the results of our OUS Clinical Trials are not positive, we may not receive further funding from our lender. Any of these events could have a material adverse impact on our business.

Even if our clinical trials are completed as planned, it cannot be certain that the results of the clinical trials will support our proposed claims for the Viveve System, that the FDA or foreign authorities will agree with our conclusions regarding them or that even if our product receives regulatory approval or clearance, that it will not later result in adverse side effects that limit or prevent its use. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product is safe and effective for the proposed indicated uses. Any delay of our clinical trials or failure by the FDA or other foreign authorities to accept our product claims will delay, or even prevent, our ability to commercialize our product and generate revenues. Furthermore, the terms of a certain loan agreement with Square 1 Bank require that we meet certain financial covenants and milestones in connection with the OUS Clinical Trial, including, but not limited to, (a) full enrollment as of March 31, 2015, (b) positive 3-month interim data as of April 15, 2015, subject to postponement until June 30, 2015 by the Lender upon achievement of certain other milestones under the loan, as amended, and (c) positive results from the trial as of January 31, 2016. Any of these events could have a material adverse impact on our business. As of March 31, 2015, full enrollment of the OUS Clinical Trial has been achieved.

The acquisition was accounted for as a reverse merger and recapitalization effected by a share exchange. Viveve is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.

Concurrent with the consummation of the Merger, we completed the Private Offering of 11,406,932 shares of our common stock (of which 11,305,567 shares of our common stock were issued at the closing as a result of beneficial ownership limitations), together with five-year warrants for the purchase of 940,189 shares of common stock, at an exercise price of $0.53 per share, for gross proceeds of approximately $6,000,000, which included the conversion of $1,500,000 of convertible notes. The price per unit was $0.53 per share.

On September 30, 2014, we entered into a Loan and Security Agreement, as amended on February 19, 2015 (“Loan Agreement”), with Square 1 Bank (the “Lender”) pursuant to which we received a term loan in the amount of $5 million, which will be funded in 3 tranches. The first tranche of $2.5 million was provided to us on October 1, 2014. The proceeds from the first tranche were used to repay in full the indebtedness owed to Oxford Finance LLC which totaled approximately $1,631,000, and the balance is being used for working capital purposes and general capital expenditures. The second tranche of the term loan is equal to $1.5 million, of which $500,000 was provided to us on February 19, 2015. The remaining $1 million of the second tranche was subject to (i) evidence acceptable to the Lender of at least 50% enrollment in the OUS Clinical Trial no later than March 9, 2015, which has been satisfied as of the date of this prospectus, and (ii) documentation or other evidence acceptable to the Lender of a prospective equity financing. On each of March 16, 2015 and April 6, 2015, we received an additional $500,000 in connection with a drawdown of funds from the second tranche, for a total of $1,500,000 received under the second tranche. The terms of the loan also require that the Company meet certain financial covenants and milestones in connection with the OUS Clinical Trial, including, but not limited to, (a) full enrollment as of March 31, 2015, (b) positive 3-month interim data as of April 15, 2015, subject to postponement until June 30, 2015 by the Lender upon achievement of certain other milestones under the loan, as amended, and (c) positive results from the trial as of January 31, 2016.  As of March 31, 2015, full enrollment of the OUS Clinical Trial has been achieved. The Company may receive up to $1 million in connection with the third tranche at any time during the period in which it has provided evidence to the Lender of positive 3-month interim results with respect to the OUS Clinical Trials until June 30, 2015. The proceeds from tranche 2 and tranche 3 are to be used for general working capital purposes and for capital expenditures. Interest accrues at a fixed per annum rate equal to the Basic Rate, as defined in the Loan Agreement, in effect on the date of any tranche 1 advance or tranche 2 advance, respectively, plus the Applicable Margin, as defined in the Loan Agreement, not in any case less than 5.0% per annum. Interest accrues on each tranche 3 advance at a fixed per annum rate equal to the Base Rate, as defined in the Loan Agreement, in effect on the date of the tranche 3 advance plus the Applicable Margin, as defined in the Loan Agreement, not in any case less than 6.5% per annum. Each advance is due to be repaid 42 months after the date of the advance (the “Term Loan Maturity Date.”) Interest only is due and payable monthly during the first 12 months of the loan term (the “Interest Only Period”). The principal balance of each advance that is outstanding at the end of the applicable Interest Only Period must be paid in 30 equal monthly installments of principal, plus all accrued interest, beginning on the first day of the first month following the end of the Interest Only Period, and continuing on the same day of each month thereafter through the Term Loan Maturity Date, at which time all amounts outstanding in connection with any advance shall be immediately due and payable. Advances, once repaid, may not be reborrowed. During the 18 months following the closing date of the Loan Agreement, we may prepay the outstanding principal and accrued interest on all (but not less than all) of any advance, together with a prepayment fee equal to 2% of the outstanding balance of the advance. Events of default which may cause repayment of the Loan to be accelerated include (1) non-payment of any obligation when due, (2) the failure to perform any obligation required under the Loan Agreement, (3) the occurrence of a Material Adverse Event, as defined in the Loan Agreement, (4) the attachment or seizure of a material portion of our assets if such attachment or seizure is not released, discharged or rescinded within 20 days, (5) if we become insolvent or starts an insolvency proceeding or if an insolvency proceeding is brought by a third party against us and such proceeding is not dismissed within 30 days, (6) if we default on or fail to perform any agreement (i) resulting in a right by a third party to accelerate indebtedness in an amount in excess of $100,000, (ii) resulting in the termination of the lease of our principal place of business or (iii) that would reasonably be expected to have a Material Adverse Effect, as defined in the Loan Agreement, (7) if a final, uninsured judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least $100,000 is rendered against us and remains unsatisfied and unstayed for a period of 45 days, or (8) if any material misrepresentation or material misstatement existed in any warranty or representation set forth in the Loan Agreement or in any certificate delivered to the Lender pursuant to the Loan Agreement or to induce the Lender to enter into the Loan Agreement or any other document. It is possible that we will not meet the conditions required to draw down the third tranche as of June 30, 2015. The failure to satisfy the conditions to draw down on the remaining second and/or third tranche of the term loan, and an inability to renegotiate the terms of the loan with the Lender to permit a drawdown of the funds in the event such conditions are not satisfied could have a material adverse effect on the Company and its operations.

United States

We conducted our first human study of the Viveve System beginning in November 2008. The study was an open-label study (without a control group) conducted in 24 female subjects, ages 25-44 years old, each of whom had experienced at least one full-term vaginal delivery. The study was designed to assess the safety and efficacy of the procedure at three RF dosing levels. Each woman was treated once with the Viveve System, with no anesthesia – three patients received 60 joules/cm2, three patients received 75 joules/cm2, and 18 patients received 90 joules/cm2. Patient outcomes were measured at baseline, one month, three months, six months, and 12 months using several validated patient-reported outcome measures, including a Company-designed vaginal laxity/tightness questionnaire, modified Female Sexual Function Index (mFSFI), Female Sexual Distress Scale-Revised (FSDS-R) and the Global Response Assessment.

Within one month after the Viveve Treatment, patients reported a Statistically Significant improvement in vaginal laxity scores, sexual function and sexual satisfaction scores to pre-childbirth levels. These results continued throughout the 12 month follow-up period. Additionally, patients reported a Statistically Significant decrease at one month, and thereafter, in their personal distress scores from sexual activity.

The Viveve System also demonstrated a strong safety profile throughout the study. The treatment was well tolerated and there were no procedure-related adverse events or serious adverse events through the 12 month follow-up period.

Japan

Our second human clinical study of the Viveve System began in March 2010. This study was an open-label study conducted in 30 female subjects, ages 21-55 years old, each of whom had experienced at least one full-term vaginal delivery. The study was designed to assess the safety and efficacy of the procedure. Each woman was treated once with the Viveve System, with no anesthesia, using 90 joules/cm2 of RF energy as the therapeutic dose.

Like the U.S. study, patient outcomes were measured at baseline, one month, three months, six months, and 12 months using several validated patient-reported outcome measures, including a Company-designed vaginal laxity/tightness questionnaire, modified Female Sexual Function Index (mFSFI), Female Sexual Distress Scale-Revised (FSDS-R) and the Global Response Assessment.

Within one month after the Viveve Treatment, patients reported a Statistically Significant improvement in vaginal laxity scores, sexual function and sexual satisfaction scores to pre-childbirth levels. These results continued throughout the 12 month follow-up period. Additionally, patients reported a Statistically Significant decrease at one month, and thereafter, in their personal distress scores from sexual activity.

Similar to the U.S. study, the Viveve Treatment continued to demonstrate a strong safety profile. The treatment was well tolerated and there were no procedure-related adverse events or serious adverse events through the 12 month follow-up period.

Europe and Canada

In the fourth quarter of 2014, we began the VIVEVE I clinical study, sometimes referred to in this prospectus as the “OUS Clinical Trial,” a randomized, blinded and sham controlled trial designed to further demonstrate the efficacy and safety of the Viveve Treatment versus a sham control procedure for the treatment of vaginal introital laxity. The study is designed to demonstrate that the Viveve Treatment is superior to the sham treatment for the primary effectiveness and safety endpoints described below. It is currently anticipated that up to ten clinical sites in Europe and Canada will enroll approximately 113 patients, which will include pre-menopausal females 18 years of age or older who have experienced at least one full term vaginal delivery at least 12 months prior to enrollment date, randomized in a 2:1 ratio to either an active treatment group or sham control group. Patients will be followed for six months post-treatment to assess the primary effectiveness and safety endpoints of the study with data being collected at one, three and six month intervals. The study will also include an interim data analysis at the 3 month endpoint of 50% of the patients enrolled. Patients initially randomized to the sham arm will be offered the opportunity to receive the active Viveve treatment once they have completed the 6-month evaluation following the sham intervention.

The primary endpoint of the study is the proportion of subjects in the active arm as compared to the proportion of the subjects in the sham arm reporting no vaginal laxity at six months post-intervention. “No vaginal laxity” is operationally defined as a score > 4 on the Viveve System Questionnaires, patient reported global assessment of vaginal laxity based on a 7 point scale. Additionally, the primary safety endpoint is the proportion of subjects in the active arm experiencing an adverse event (“AE”) by six months post-treatment as compared to the proportion of the subjects in the sham arm experiencing an AE by six months post-intervention. Secondary endpoints include the percent change in mean score on the FSFI, FSDS-R and the Vaginal Laxity Inventory (“VALI”). The VALI was created specifically for the assessment of vaginal introital laxity by external medical experts. Its use as a comprehensive patient reported outcome questionnaire is currently being scientifically validated by the Company, to assess women’s vaginal introital laxity on a 7 point scale.

We believe that the consistency of results, in both safety and efficacy, across these clinical study populations, is indicative of the cross-culture similarities in this medical condition and the positive impact that an effective treatment can have on the sexual health of women after vaginal childbirth. Notwithstanding the safety of the Viveve Treatment, patients may experience undesirable side-effects such as temporary swelling or reddening of the treated tissue.

Research and Development

We intend to focus, with Stellartech Research Corporation, our current manufacturing and development services provider, and our other consultants, on various research and development efforts for the Viveve System, including but not limited to:

●	implementing a cost improvement program to further increase gross margins and gross profit opportunity;